Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2022

Unaudited Financial Results

SHENZHEN, CHINA, June 9, 2022 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Revenues were RMB85.3 million (US$13.5 million), an increase of 11% year-over-year.

•	Cost of revenues was RMB26.8 million (US$4.2 million), an increase of 45% year-over-year.

•	Gross profit was RMB58.5 million (US$9.2 million), an increase of 1% year-over-year.

•	Total operating expenses were RMB94.5 million (US$14.9 million), a decrease of 7% year-over-year.

•	Net loss was RMB30.9 million (US$4.9 million), compared with a net loss of RMB40.2 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB29.8 million (US$4.7 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB40.2 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB17.7 million (US$2.8 million), compared with a RMB28.7 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a negative RMB8.2 million (US$1.3 million), compared with a negative RMB18.4 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We have reached a great milestone in the Q1 of 2022 where we have executed and completed the acquisition of majority interest in SendCloud. Since the close of the transaction in March 2022, we have initiated the integration of the operations. We have started identifying the list of SendCloud customers that we can potentially sell our JG services into and vice versa. We believe this is an effective and efficient way to increase the revenue of the Group.

From product perspective, with SendCloud’s very strong presence in the email services, we have integrated its email services into our UMS product. This will further enhance our leading position to help our customers, from all spectrums of the market, to reach their users through our omni-channel communications technology. We believe this is a great product offering that the market has been longing for.

Despite the tough trading environment in this quarter, we still managed to deliver a good set of financial results as follows:

•	Revenues were RMB85.3 million, up 11% year-over-year.

•	Operating expenses were RMB94.5 million, down 7% year-over-year.

•	Operating loss was at RMB36.0 million, narrowed by 17% year-over-year.

1

•	Net loss was at RMB30.9 million, represented a 23% improvement from a year ago.

•	Adjusted EBITDA was at negative RMB8.2 million, also improved by 56% year-over-year.

•	Accounts receivable turnover days remained at a healthy level of around 46 days.

•	Total deferred revenue was above RMB100.0 million for 8 consecutive quarters.

In Q1’22, our Developer Services continued to deliver solid results with a 14% year-over-year growth which was mainly fueled by a substantial 35% year-over-year growth in Value-added Services while our Subscription Services recorded a modest 2% growth during the same period.

Within Developer Services, Subscription Services revenues were RMB34.4 million, an increase of 2% year-over-year, primarily driven by new customers acquisition. During the quarter, the Financial Sector (mainly banks and brokerage firms) has contributed a sizeable percentage of the revenues for both the push subscription and private cloud services. On the other hand, Value-added Services within Developer Services, which include revenues from JG Alliance services and Advertisement SAAS, continued to deliver a solid 35% year-over-year growth to RMB25.4 million from RMB18.8 million in Q1’21.

One very important product update on the Value-Added-Services, as we announced in the press release earlier this week, we have recently launched our AD Mediation Platform. Through our proprietary SDK technology, we will be in the position to help mobile app developers to access other mainstream ad platforms in China with great ease and help them better monetize their app ad inventory. This is a mature and proven business model. Overseas players such as AppLovin - MoPub, and ironSource have been helping overseas app developers to grow and monetize using similar Ad Mediation Platform solutions. We believe we will bring great values to the mobile app developers through this arrangement.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Vertical Applications, that mainly consisted of Financial Risk Management and Market Intelligence, grew steadily by 6% year-over-year. The Financial Risk Management business contributed the lion share of the revenue growth.

In the Financial Risk Management segment, revenues increased by 11% year-over-year with a solid 33% growth in ARPU. We are very pleased with the revenue growth recorded between the periods especially as Q1’22 was a tough quarter due to the relatively weak macroeconomic conditions and the resurgence of COVID in certain pockets of the key cities in China.

Our Market Intelligence product line continued to sign up a number of new and well-known key account or KA corporate customers during Q1’22. However, revenue remained at a fairly stable level with slight decline year-over-year, again due to the macro environment which slowed down the business activities.

Since late 2021, the theme of our operations has been to manage our expenses. As a result of our continuous effort to efficiently run the business and tightly manage our expenses, in Q1’22, our operating expenses decreased by 7% year-over-year to RMB94.5 million. We are pleased with the effort to-date and will certainly continue to tightly control the spending.

Adjusted EBITDA (calculated as EBITDA excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contracts) recorded a 56% improvement year-over-year to negative RMB8.2 million from negative RMB18.4 million. This was made possible as we managed to grow both of our revenues and gross profits while effectively controlling our operating expenses year-over-year.

The accounts receivable turnover days has shortened by 2 days at 46 days this quarter compared to 48 days a year ago. Our disciplined accounting policy and cash collecting efforts ensure a timely collection of our accounts receivables. The total deferred revenue balance, which represents cash collected in advance from customers, has exceeded RMB100 million at quarter-end for the 8th consecutive quarter. As of March 31, 2022, the total deferred revenue balance was at historical high of RMB133.3 million.”

2

First Quarter 2022 Financial Results

Revenues were RMB85.3 million (US$13.5 million), an increase of 11% from RMB76.6 million in the same quarter of last year, mainly due to a strong growth in revenues of 14% from Developer Services and 6% from Vertical Applications. In particular, the revenues from Value-added Services within Developer Services increased by 35% compared to the same quarter of last year.

Cost of revenues was RMB26.8 million (US$4.2 million), an increase of 45% from RMB18.5 million in the same quarter of last year. The increase was mainly due to the increase in app traffic cost of RMB11.6 million, partially offset by the decrease of RMB1.8 million in bandwidth cost and RMB0.8 million in depreciation expenses.

Gross profit was RMB58.5 million (US$9.2 million), a slight increase of 1% from RMB58.1 million in the same quarter of last year.

Total operating expenses were RMB94.5 million (US$14.9 million), a decrease of 7% from RMB101.5 million in the same quarter of last year.

•

Research and development expenses were RMB40.0 million (US$6.3 million), a decrease of 23% from RMB51.9 million in the same quarter of last year, mainly due to a RMB10.2 million decrease in personnel costs, including RMB7.6 million decrease in share-based compensation.

•

Sales and marketing expenses were RMB26.3 million (US$4.1 million), a decrease of 2% from RMB26.9 million in the same quarter of last year, mainly due to the net effect of a RMB1.5 million increase in personnel costs and a RMB1.9 million decrease in marketing expense.

•

General and administrative expenses were RMB28.2 million (US$4.4 million), an increase of 24% from RMB22.8 million in the same quarter of last year, mainly due to a RMB2.4 million increase in personnel costs, a RMB1.1 million increase in professional fee, and a bad debt provision reversal of RMB1.1 million in Q1’21 which did not exist in this quarter.

Loss from operations was RMB36.0 million (US$5.7 million), compared with RMB43.4 million in the same quarter of last year.

Net Loss was RMB30.9 million (US$4.9 million), compared with RMB40.2 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB17.7 million (US$2.8 million), compared with RMB28.7 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a negative RMB8.2 million (US$1.3 million) compared with a negative RMB18.4 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB273.1 million (US$43.1 million) as of March 31, 2022 compared with RMB284.6 million as of December 31, 2021.

Business Outlook

Since March 2022, the resurgence of COVID-19 in different parts of China has increased the risks and uncertainties for conducting business in China. This has in turn made business performance harder to forecast in the near foreseeable future. With that, we believe it is a right decision for us to suspend providing or updating the revenue guidance until such time that the situation substantially improves.

3

Recent Development

Subsequent to March 31, 2022, RMB160.0 million of short-term bank loans have been fully repaid.

Update on Share Repurchase

As of March 31, 2022, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the first quarter in 2022.

Conference Call

The Company will host an earnings conference call on Thursday, June 9, 2022 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://apac.directeventreg.com/registration/event/1267594

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, June 16, 2022.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299

U.S. Toll Free:	1-855-452-5696

Passcode:	1267594

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses, share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract.

4

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

5

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora has focused on providing stable and efficient messaging services to enterprises, and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

-

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022.

6

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) , except for number of shares and per share data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Revenues	76,648	101,196	85,330	13,460
Cost of revenues	(18,502)	(29,138)	(26,828)	(4,232)

Gross profit	58,146	72,058	58,502	9,228

Operating expenses
Research and development	(51,907)	(44,992)	(39,978)	(6,306)
Sales and marketing	(26,884)	(33,153)	(26,283)	(4,146)
General and administrative	(22,750)	(14,399)	(28,196)	(4,448)

Total operating expenses	(101,541)	(92,544)	(94,457)	(14,900)

Loss from operations	(43,395)	(20,486)	(35,955)	(5,672)

Foreign exchange loss, net	(4)	(2,407)	(597)	(94)
Interest income	1,588	1,599	1,251	197
Interest expense	(2,774)	(1,901)	(1,846)	(291)
Other income/ (loss)	4,399	(15,499)	4,805	758
Change in fair value of structured deposits	20	—	—	—
Change in fair value of foreign currency swap contract	—	3,136	1,441	227

Loss before income taxes	(40,166)	(35,558)	(30,901)	(4,875)

Income tax (expenses)/ benefits	—	(21)	4	1

Net loss	(40,166)	(35,579)	(30,897)	(4,874)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Less: net loss attributable to noncontrolling interests	—	—	(1,089)	(172)
Net loss attributable to Aurora Mobile Limited’s shareholders	(40,166)	(35,579)	(29,808)	(4,702)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.51)	(0.45)	(0.38)	(0.06)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	61,392,170	61,990,190	62,058,860	62,058,860
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/ income
Foreign currency translation adjustments	(534)	1,278	309	49
Total other comprehensive (loss)/ income, net of tax	(534)	1,278	309	49

Total comprehensive loss	(40,700)	(34,301)	(30,588)	(4,825)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Less: comprehensive loss attributable to noncontrolling interests	—	—	(1,089)	(172)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(40,700)	(34,301)	(29,499)	(4,653)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	90,552	108,015	17,039
Restricted cash	164,030	164,036	25,876
Derivative assets	5,989	7,403	1,168
Short-term investments	30,000	1,000	158
Accounts receivable	43,860	42,305	6,673
Prepayments and other current assets	46,670	41,530	6,551
Amounts due from a related party	35	—	—

Total current assets	381,136	364,289	57,465

Non-current assets:
Long-term investments	141,926	137,310	21,660
Property and equipment, net	62,179	55,570	8,766
Intangible assets, net	5,398	28,480	4,493
Goodwill	—	37,785	5,960
Other non-current assets	4,898	2,100	331

Total non-current assets	214,401	261,245	41,210

Total assets	595,537	625,534	98,675

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	150,000	160,000	25,239

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
Accounts payable	18,292	21,593	3,406
Deferred revenue and customer deposits	119,991	129,475	20,424
Accrued liabilities and other current liabilities	85,305	83,044	13,100
Amounts due to a related party	54	79	12

Total current liabilities	373,642	394,191	62,181

Non-current liabilities:
Deferred revenue	3,845	3,804	600
Deferred tax liabilities	—	5,253	829
Other non-current liabilities	2,607	2,612	412

Total non-current liabilities	6,452	11,669	1,841

Total liabilities	380,094	405,860	64,022

Redeemable non-controlling interests	—	31,397	4,953

Shareholders’ equity:
Common shares	49	49	8
Additional paid-in capital	1,021,961	1,024,294	161,578
Accumulated deficit	(819,018)	(848,826)	(133,899)
Accumulated other comprehensive income	12,451	12,760	2,013

Total shareholders’ equity	215,443	188,277	29,700

Total liabilities, redeemable non-controlling interests and shareholders’ equity	595,537	625,534	98,675

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(40,166)	(35,579)	(30,897)	(4,874)
Add:
Share-based compensation	11,508	3,422	3,392	535
Reduction in force charges	—	3,917	4,191	661
Impairment of long-term investment	—	23,310	7,016	1,107
Change in fair value of foreign currency swap contract	—	(3,136)	(1,441)	(227)

Adjusted net loss	(28,658)	(8,066)	(17,739)	(2,798)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(40,166)	(35,579)	(30,897)	(4,874)
Add:
Income tax expenses/ (benefits)	—	21	(4)	(1)
Interest expense	2,774	1,901	1,846	291
Depreciation of property and equipment	6,378	6,845	6,636	1,047
Amortization of intangible assets	1,091	1,135	1,076	170

EBITDA	(29,923)	(25,677)	(21,343)	(3,367)
Add:
Share-based compensation	11,508	3,422	3,392	535
Reduction in force charges	—	3,917	4,191	661
Impairment of long-term investment	—	23,310	7,016	1,107
Change in fair value of foreign currency swap contract	—	(3,136)	(1,441)	(227)

Adjusted EBITDA	(18,415)	1,836	(8,185)	(1,291)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	52,440	74,574	59,757	9,427

Subscription	33,676	44,407	34,356	5,420
Value-Added Services	18,764	30,167	25,401	4,007
Vertical Applications	24,208	26,622	25,573	4,033

Total Revenue	76,648	101,196	85,330	13,460

Gross Profits	58,146	72,058	58,502	9,228
Gross Margin	75.9%	71.2%	68.6%	68.6%

7